Exhibit 99.3

F  I N A N C I A L S  T A T E M E N T S

Kansas Entertainment, LLC

Years Ended June 30, 2016 and 2015
With Report of Independent Auditors

Ernst & Young LLP

Kansas Entertainment, LLC

Financial Statements

Years Ended June 30, 2016 and 2015

Ernst & Young LLP One Commerce Square Suite 700 2005 Market Street Philadelphia, PA 19103	Tel: +1 215 448 5000 Fax: +1 215 448 5500 ey.com

Report of Independent Auditors

Members

Kansas Entertainment, LLC

We have audited the accompanying financial statements of Kansas Entertainment, LLC, which comprise the balance sheets as of June 30, 2016 and 2015, and the related statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kansas Entertainment, LLC at June 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

August 29, 2016

Kansas Entertainment, LLC

Balance Sheets

(In Thousands)

	June 30
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$10,960	$12,318
Receivables	1,747	3,334
Prepaid expenses	2,792	2,692
Inventory	421	437
Total current assets	15,920	18,781
Property and equipment, net	159,766	178,329
Other intangible assets	25,000	25,000
Other assets	198	198
Total assets	$200,884	$222,308
Liabilities and members’ equity
Current liabilities:
Accounts payable	$3,427	$3,462
Gaming, property and other taxes	4,193	3,825
Accrued expenses	5,397	5,600
Other current liabilities	717	496
Total current liabilities	13,734	13,383
Members’ equity:
Capital	296,717	296,717
Accumulated deficit	(109,567)	(87,792)
Total members’ equity	187,150	208,925
Total liabilities and members’ equity	$200,884	$222,308

See accompanying notes.

Kansas Entertainment, LLC

Statements of Operations

(In Thousands)

	Year Ended June 30
	2016	2015
Revenue:
Gaming revenue	$143,932	$142,643
Food, beverage and other	14,387	14,559
Total revenue	158,319	157,202
Less promotional allowances	(5,899)	(5,749)
Net revenue	152,420	151,453
Operating expenses:
Gaming	59,509	60,133
Food, beverage and other	12,083	12,371
General administration	29,226	29,050
Depreciation	20,377	22,358
Total operating expenses	121,195	123,912
Net income	$31,225	$27,541

See accompanying notes.

Kansas Entertainment, LLC

Statements of Members’ Equity

(In Thousands)

	Capital	Accumulated Deficit	Total
Balance at June 30, 2014	$296,717	$(63,333)	$233,384
Net income	–	27,541	27,541
Distribution to members	–	(52,000)	(52,000)
Balance at June 30, 2015	296,717	(87,792)	208,925
Net income	–	31,225	31,225
Distribution to members	–	(53,000)	(53,000)
Balance at June 30, 2016	$296,717	$(109,567)	$187,150

See accompanying notes.

Kansas Entertainment, LLC

Statements of Cash Flows

(In Thousands)

	Year Ended June 30
	2016	2015
Operating activities
Net income	$31,225	$27,541
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,377	22,358
Loss on disposal of fixed assets	10	5
Change in assets and liabilities:
(Increase) decrease in assets:
Receivables	1,587	(428)
Prepaid expenses	(100)	1,437
Inventory	16	(33)
(Decrease) increase in liabilities:
Accounts payable	(35)	(37)
Gaming, property and other taxes	368	112
Accrued expenses	(203)	1,209
Other current liabilities	221	132
Net cash provided by operating activities	53,466	52,296
Investing activities
Expenditures for property and equipment	(1,863)	(2,229)
Proceeds from sale of property and equipment	39	51
Net cash used in investing activities	(1,824)	(2,178)
Financing activities
Distribution to members	(53,000)	(52,000)
Net cash used in financing activities	(53,000)	(52,000)
Net decrease in cash and cash equivalents	(1,358)	(1,882)
Cash and cash equivalents at beginning of year	12,318	14,200
Cash and cash equivalents at end of year	$10,960	$12,318

See accompanying notes.

Kansas Entertainment, LLC

Notes to Financial Statements

June 30, 2016

1.    Business and Basis of Presentation

Kansas Entertainment, LLC (the “Company”) is a limited liability company, which is 50% owned by Penn Hollywood Kansas (“PHK”), a subsidiary of Penn National Gaming, Inc. (“Penn”), with the remaining 50% owned by Kansas Speedway Development Corporation (“KSDC”), a subsidiary of International Speedway Corporation. PHK, as the managing member, is responsible for running the day-to-day operations of the Company. However, as defined in the limited liability company agreement, PHK may not take any action without the prior written consent of KSDC with respect to any major action. Major actions consist of various significant actions such as, but not limited to, approving or modifying annual operating budgets, declaring or paying a dividend or distribution (including determining the amount and timing of such dividend or distribution), approving any agreement with an affiliate of any member, the admission of additional members to the Company, incurring debt obligations, and the retention or dismissal of certain executive positions of the Company.

The Company was established to develop and operate a Hollywood-themed entertainment destination facility overlooking Turn 2 at Kansas Speedway in the North East Gaming Zone in Wyandotte County, Kansas, which opened for business on February 3, 2012.

In December 2009, the Company was selected by the Kansas Lottery Gaming Facility Review Board to develop and operate a facility in the North East Gaming Zone in Wyandotte County, Kansas, and in February 2010, the Company received the final approval under the Kansas Expanded Lottery Act, along with its gaming license from the Kansas Racing and Gaming Commission, to proceed with the development of its facility. The Company entered into a 15-year management contract (which expires in February 2027) with the Kansas Lottery to develop, construct, and operate the facility. The management contract can be renewed by the Kansas Lottery Commission with the Company at substantially the same terms and conditions.

The facility features a 95,000  square-foot  casino  with  approximately  2,000  slot  machines,  40 table games and 12 poker tables, a 1,253-space parking structure, as well as a variety of dining and entertainment amenities. PHK and KSDC shared equally in the cost of developing and constructing the facility.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses for the reporting periods. Actual results could differ from those estimates.

Kansas Entertainment, LLC

Notes to Financial Statements (continued)

2.    Summary of Significant Accounting Policies Cash and Cash Equivalents

The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash and cash equivalents.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist of cash equivalents.

The Company’s policy is to limit the amount of credit exposure to any one financial institution, and place investments with financial institutions evaluated as being creditworthy, or in short- term money market funds that are exposed to minimal interest rate and credit risk. The Company has bank deposits that exceed federally insured limits.

Inventories

Inventories consist primarily of food and beverage, retail merchandise and operating supplies  and are stated at the lower of cost or market. Cost is determined using the average cost method.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs that neither add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of net income.

Depreciation of property and equipment is recorded using the straight-line method over the following estimated useful lives:

Land improvements	5 – 15 years
Building and improvements	5 – 40 years
Furniture, fixtures, and equipment	3 – 7 years

The estimated useful lives are determined based on the nature of the assets as well as the Company’s current operating strategy.

Kansas Entertainment, LLC

Notes to Financial Statements (continued)

The Company reviews the carrying values of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted estimated future cash flows expected to result from its use and eventual disposition. The factors considered by the Company in performing this assessment include current operating results, trends, and prospects, as well as the effect of obsolescence, demand, competition and other economic factors. In assessing the recoverability of the carrying value of property and equipment, the Company must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, the Company may be required to record an impairment loss for these assets.

Other Intangible Assets

At June 30, 2016 and 2015, the Company had $25.0 million in other intangible assets on its balance sheets, resulting from the fee paid to the Kansas Lottery Commission in conjunction with its gaming license.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, Intangibles – Goodwill and Other, the Company considers its gaming license as an indefinite-lived intangible asset that does not require amortization based on the Company’s future expectations to operate the facility indefinitely. Rather, this intangible asset is tested annually, or more frequently if indicators of impairment exist, for impairment by comparing the fair value of the recorded asset to its carrying amount.

The Company completed its impairment test as of June 30, 2016, and determined that the fair value of the indefinite-lived intangible asset exceeded the carrying value, thus no impairment was recorded.

Income Taxes

Since the Company is taxed as a partnership, it is not subject to federal or state income tax. Taxable income is reported and the resultant tax liabilities, if any, are paid by the individual members. Consequently, no federal or state income taxes have been provided in the accompanying financial statements.

Kansas Entertainment, LLC

Notes to Financial Statements (continued)

Revenue Recognition

Gaming revenue consists mainly of slot machine revenue as well as to a lesser extent table game and poker revenue. Gaming revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs, for “ticket-in, ticket-out” coupons in the customers’ possession, and for accruals related to the anticipated payout of progressive jackpots. Progressive slot machines, which contain base jackpots that increase at a progressive rate based on the number of coins played, are charged to revenue as the amount of the jackpots increases above the base amount.

Table game revenue is the aggregate of table drop adjusted for the change in aggregate table chip inventory. Table drop is the total dollar amount of the currency, coins and chips that are removed from the live gaming tables.

The Company offers “free slot play” to its customers, in the form of noncashable promotional credits, as part of its marketing programs. The total amount of noncashable promotional credits redeemed and earned by customers for the years ended June 30, 2016 and 2015, was approximately $19.5 million and $19.1 million, respectively, and are recorded as a direct reduction to gaming revenue.

Food, beverage and other revenue are recognized as services are performed.

The following table details the components of food, beverage and other revenue included in the statements of operations:

	Year Ended June 30
	2016	2015
	(In Thousands)
Food and beverage	$11,032	$11,443
ATM and cash advance commissions	2,584	2,499
Retail and other	771	617
	$14,387	$14,559

Kansas Entertainment, LLC

Notes to Financial Statements (continued)

Revenues are recognized net of certain sales incentives in accordance with FASB ASC 605-50, Revenue Recognition – Customer Payments and Incentives. The Company recognizes incentives related to points earned in point-loyalty programs as a direct reduction of revenue. Incentives earned in point-loyalty programs related to slot play are recorded within food, beverage and  other expense since points can only be redeemed for retail services.

The retail value of food, beverage and other services furnished to guests without charge is included in revenues and then deducted as promotional allowances. The amounts included in promotional allowances and the cost of providing such promotional allowances (which is primarily included in food, beverage and other expense) are as follows:

	Year Ended June 30
	2016	2015
	(In Thousands)
Food and beverage	$5,511	$5,396
Other	388	353
Total promotional allowances	$5,899	$5,749
Food and beverage	$2,713	$2,798
Other	261	277
Total cost of complimentary services	$2,974	$3,075

Gaming Taxes

Upon the opening of the facility, the Company was required to pay monthly assessments equal to 1% of the Company’s gaming revenues after all related prizes are paid and excluding promotional credits to the Unified Government of Wyandotte County. As of June 30, 2016 and 2015, the Company had accrued $0.9 million and $0.7 million, respectively, within accrued expenses within the balance sheet. During the years ended June 30, 2016 and 2015, the Company recognized $1.4 million of expense associated with these assessments, which is recorded within gaming expense on the accompanying statements of operations.

Kansas Entertainment, LLC

Notes to Financial Statements (continued)

Pursuant to the management contract with the Kansas Lottery, the Company earns 73% of gaming revenues (after all related prizes are paid and excluding promotional credits) up to $350.0 million per year; 70% on amounts above $350.0 million up to $400.0 million; and 67% on amounts above $400.0 million. The Kansas Lottery remits the Company’s fees from the management contract on a weekly basis, in arrears, based on gaming revenues for the previous week. The Company had a receivable of $1.1 million and $2.6 million on its balance sheets as of June 30, 2016 and 2015, respectively, related to amounts due from the Kansas Lottery. Additionally, the Company recognized gaming tax expense of $38.8 million and $38.5 million for the years ended June 30, 2016 and 2015, respectively, related to the management contract with the Kansas Lottery, which was recorded within gaming expense on the accompanying statements of operations.

Pursuant to the Development Agreement between the Company and the Unified Government of Wyandotte County, the Company was to develop a hotel of at least 250 rooms  prior  to  February 3, 2014 or incur a penalty of 1% of gaming revenues. As of June 30, 2016, the Company has not constructed a hotel. For the years ended June 30, 2016 and 2015, the Company has incurred and paid a penalty equal to $1.4 million.

Liability for Unredeemed Player Points

The Company offers promotional programs for slot play and to a lesser extent table games play.

Patrons who are members and utilize their “Marquee Rewards” membership card while playing slot machines earn both promotional points as well as noncashable promotional credits. The accumulated points can be redeemed for food and nonalcoholic beverages at restaurants and products offered at the retail store; whereas the credits can only be redeemed at the slot machine. The estimated liability for unredeemed points and credits is included in accrued expenses on the accompanying balance sheets.

Kansas Entertainment, LLC

Notes to Financial Statements (continued)

The estimated liability for unredeemed points and credits is based on expected redemption rates and for unredeemed points, the estimated costs of the services or merchandise to be provided. Management reviews the adequacy of the accrual for unredeemed points and credits by periodically evaluating the historical redemption and projected trends. Management’s estimate of the Marquee Rewards point accrual as of June 30, 2016 and 2015 was approximately $0.9 million and $0.9 million, respectively. The estimate for the noncashable promotional credit accrual as of June 30, 2016 and 2015 was $0.7 million.

Self-Insurance Reserves

The Company has financial exposure for portions of the Company’s employee benefits programs and legal liability reserves. The Company accrues for liabilities based on filed claims and estimates of claims incurred but not reported. As of June 30, 2016 and 2015, the Company has accrued $0.3 million and $0.5 million, respectively.

Fair Value of Financial Instruments

The fair value of the Company’s cash and cash equivalents approximates the carrying value of the Company’s cash and cash equivalents, due to the short maturity of the cash equivalents.

Advertising Costs

Advertising costs are expensed as incurred. For the years ended June 30, 2016 and 2015, advertising costs incurred by the Company totaled $3.2 million and $3.3 million, respectively, and are included in gaming expense on the accompanying statements of operations.

Sponsorship Agreement

In February 2011, a sponsorship agreement was entered into between the Company and Kansas Speedway Corporation (the “Sponsorship Agreement”) that will remain in effect until  November 1, 2021. Under the Sponsorship Agreement, the Company acquired exclusive title sponsorship rights to the NASCAR Sprint Cup Series race scheduled to be conducted at the Kansas Speedway racetrack facility beginning in 2011 through November 1, 2021, as well as other promotional rights and opportunities. The Company is required to pay $2.0 million per year (subject to annual increases based on the lesser of 3% a year or the consumer price index for the Kansas City Metropolitan area) to Kansas Speedway Corporation over the life of the

Kansas Entertainment, LLC

Notes to Financial Statements (continued)

Sponsorship Agreement. During the years ended June 30, 2016 and 2015, the Company recognized $2.1 million, as gaming expense on the accompanying statements of operations. As of June 30, 2016 and 2015, $1.0 million is recorded in prepaid expenses on the accompanying balance sheets related to the Sponsorship Agreement.

Certain Risks and Uncertainties

The Company’s operations are dependent on its continued licensing by the Kansas Racing and Gaming Commission. The loss of a license would have a material adverse effect on future results of operations. The gaming license is renewed every two years. If additional licenses are awarded in the Company’s market, the Company’s results of operations could be adversely affected.

The Company is also dependent upon a stable gaming tax structure in Kansas. Any change in the tax structure could have a material adverse effect on future results of operations.

The Company is dependent on the local market for a significant number of its patrons and revenues. If economic conditions in this area deteriorate, the Company’s results of operations could be adversely affected.

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606), which impacts virtually all aspects of an entity’s revenue recognition. The core principle of Topic 606 is that revenue should be recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB deferred the effective date of the standard by one year which results in the new standard being effective for the Company at the beginning of its first quarter of fiscal year 2018. In addition, during March, April and May 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, respectively, which clarified the guidance on certain items such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property

Kansas Entertainment, LLC

Notes to Financial Statements (continued)

licenses, assessing collectability and presentation of sales taxes. The Company is currently assessing the impact that the adoption of the new standard will have on its financial statements and related disclosures, including possible transition alternatives.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will require, among other items, lessees to recognize a right-of-use asset and a lease liability for most leases. Extensive quantitative and qualitative disclosures, including significant judgments made by management, will be required to provide greater insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. The accounting applied by a lessor is largely unchanged from that applied under the current standard. The standard must be adopted using a modified retrospective transition approach and provides for certain practical expedients. The ASU is effective for the Company for fiscal years beginning after December 15, 2019, with early adoption permitted. Management has not yet completed its assessment of the impact of the new standard on the Company’s financial statements.

3. Property and Equipment

Property and equipment consists of the following:

	June 30
	2016	2015
	(In Thousands)
Land and improvements	$36,664	$36,664
Building and improvements	152,437	152,062
Furniture, fixtures, and equipment	67,900	66,563
Construction in progress	2	51
Total property and equipment	257,003	255,340
Accumulated depreciation	(97,237)	(77,011)
Property and equipment, net	$159,766	$178,329

Depreciation expense of $20.4 million and $22.4 million was recorded  for  the  years  ended June 30, 2016 and 2015, respectively.

Kansas Entertainment, LLC

Notes to Financial Statements (continued)

4. Commitments and Contingencies

In February 2011, the Company entered into the Sponsorship Agreement in which the Company is required to pay $2.0 million per year during every year of the term to escalate at the lesser of the consumer price index for the Kansas City metropolitan area or 3% per year. See Note 2 for further details.

The Company has numerous operating leases for assets including a building, slot machines, table games, and equipment. Total rental expense under these agreements for each of the years ended June 30, 2016 and 2015 was $1.6 million, and is included primarily in gaming expense in the accompanying statements of operations. The future minimum lease commitments relating to the base lease rent portion of  noncancelable  operating  leases  at  June 30,  2016,  are  as  follows (in thousands):

Years ending June 30,
2017	$58
2018	2
Total	$60

5. Related-Party Transactions

In February 2011, the Company entered into the Sponsorship Agreement between the Company and Kansas Speedway Corporation, which is the parent of KSDC. See Note 2 for further details.

The Company entered into a Management Services Agreement (the “Agreement”) with PHK in December 2011. The Agreement provides that the day-to-day operations of the casino facility will be managed by PHK subject to the terms of a limited liability company agreement which requires that certain major actions be agreed upon jointly by the two members. The Agreement further provides that various services will be performed by PHK for the Company such as pre- opening plans, hiring and employment of personnel, establishment of operating policies and procedures (including the establishment of internal controls and risk management policies), and training of personnel. PHK is not entitled to any management fees in connection with the Agreement but may be reimbursed for expenses incurred in carrying out its obligations under the Agreement as well as reimbursements of third-party expenses that were incurred in connection with their responsibilities under the Agreement. The results of the Company’s operations could be materially different without the management services obtained from PHK under the Agreement.

Kansas Entertainment, LLC

Notes to Financial Statements (continued)

The Company reimbursed PHK, Penn, and certain Penn subsidiaries $33.4 million and $35.2 million for the years ended June 30, 2016 and 2015, respectively, primarily for payroll and benefit costs for the workforce employed  at the  casino facility  by a subsidiary of Penn.  At  June 30, 2016 and 2015, the Company owed PHK, Penn, and subsidiaries of Penn $3.0 million and $2.9 million, respectively, primarily related to payroll and benefits. These amounts are included in accrued expenses in the accompanying balance sheets.

6. Subsequent Events

The Company evaluated all subsequent events through August 29, 2016, which is the date that the financial statements were available to be issued. No material subsequent events have occurred since June 30, 2016, that required recognition or disclosure in the financial statements.

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